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                                                                EXHIBIT - (c)(2)

                             STOCK OPTION AGREEMENT

        Stock Option Agreement (this "Agreement") dated as of April 15, 1998, between Siebe plc, a United Kingdom public limited company ("Parent"), and Simulation Sciences Inc., a Delaware corporation ("Company").

                                    Recitals

        A. Concurrently herewith, Parent, S Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Parent ("Purchaser"), S Sub Corp., a Delaware corporation and a wholly-owned subsidiary of Purchaser ("Merger Sub"), and the Company are entering into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Purchaser has agreed to make a tender offer (the "Offer") for all outstanding shares of Common Stock at $10.00 per share (the "Offer Price"), net to the seller in cash, to be followed by a merger of Merger Sub with and into the Company.

        B. As a condition to the willingness of Parent to enter into the Merger Agreement, Parent has required that the Company agree, and in order to induce Parent to enter into the Merger Agreement, the Company has agreed, to grant to Parent the option set forth herein to purchase authorized but unissued shares of Company Common Stock;

        In consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

        1. Definitions. Capitalized terms used but not defined herein shall have the same meanings as in the Merger Agreement.

        2. Grant of Option. Subject to the terms and conditions set forth herein, the Company hereby grants to Parent an option (the "Option") to purchase authorized and unissued shares of Company Common Stock in an aggregate amount up to 15% of the Company's issued and outstanding shares of Company Common Stock as of the date hereof (the "Option Shares") (subject to Section 8), at a price per share equal to $10.00 (the "Purchase Price") payable in cash as provided in
Section 4 hereof.

        3. Exercise of Option. (a) Parent may exercise the Option, in whole or in part, at any time or from time to time during the period (the "Option Exercise Period") commencing from the time a Purchase Event (as defined below) shall have occurred and terminating 5:00 p.m. New York time on the date which is 180 days following the occurrence of the Purchase Event (the "Termination Date"), whereupon the Option, to the extent it shall not have been exercised, shall terminate and be of no further force and effect. If the Option cannot be exercised prior to the Termination Date as a result of any injunction, order or similar restraint issued by a court of competent jurisdiction, the Option Exercise Period shall terminate on the later of (i) the Termination Date and
(ii) the 10th business day after such injunction, order or restraint shall have

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been dissolved or shall have become permanent and no longer subject to appeal, as the case may be, but in no event later than 18 months after the occurrence of a Purchase Event.

        (b) This Agreement shall terminate, if but only if no Purchase Event shall have occurred prior thereto, upon the occurrence of any of the following, as applicable:

               (i) the date on which Purchaser purchases all shares of Company Common Stock tendered and not withdrawn pursuant to the Offer; or

               (ii) upon the termination of the Merger Agreement pursuant to its terms (subject to clause (c) of this Section 3).

               (c) As used herein, a "Purchase Event" shall have occurred if the Merger Agreement shall have been terminated by the Company or Parent under Section 6.6(b), 8.1(e)(iii) or 8.1(c) as the case may be.

        (d) As used herein, the terms "Beneficial Ownership," "Beneficial Owner" and "Beneficially Own" shall have the meanings ascribed to them in Rule 13d-3 under the Exchange Act. As used herein, "person" shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.

        (e) Whenever Parent wishes to exercise the Option, it shall deliver to the Company a written notice (a "Notice of Exercise") (the date of receipt of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it intends to purchase pursuant to such exercise, and (ii) a place and date not earlier than two business days nor later than 60 calendar days from the Notice Date for the closing of such purchase (a "Closing Date"); provided that if any closing of the purchase and sale pursuant to the Option (a "Closing") cannot be consummated by reason of any applicable law (including, without limitation, the Hart-Scott Rodino Antitrust Improvements Act of 1976 ("HSR"), the period of time that otherwise would run from the Notice Date pursuant to this sentence shall run instead from the date on which such restriction on consummation has expired or been terminated; and provided further that, without limiting the foregoing, if prior notification to or approval of any governmental authority (including, without limitation, under HSR, is required in connection with such purchase, Parent and, if applicable, the Company shall promptly file the required notice or application for approval and shall expeditiously process the same (and the Company shall cooperate with Parent in the filing of any such notice or application and the obtaining of any such approval), and the period of time that otherwise would run from the Notice Date pursuant to this sentence shall run instead from the date on which, as the case may be, (i) any required notification period has expired or been terminated or (ii) such approval has been obtained, and in either event, any requisite waiting period has passed.

        (f) In the event (i) Parent receives official notice that an approval of any governmental authority required for the purchase of Option Shares would not be issued or granted or (ii) the Closing Date shall not have occurred within 18 months after the related Notice Date due to the failure to obtain any such required approval (including expiration of any required


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waiting period under HSR), Parent shall be entitled to exercise its right as set forth in Section 7 or, to the extent legally permitted, to exercise the Option in connection with the resale of Option Shares pursuant to a registration statement as provided in Section 8. The provisions of this Section 3 and Section 6 shall apply with appropriate adjustments to any such exercise.

        4. Payment and Delivery of Certificates. (a) At each Closing, Parent shall pay to the Company the aggregate Purchase Price for the Option Shares purchased at such Closing pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated not later than one business day prior to the Closing Date for such Closing by the Company.

        (b) At such Closing, simultaneously with the delivery of the aggregate Purchase Price as provided in Section 4(a) hereof, the Company shall deliver to Parent a certificate or certificates representing the number of Option Shares then being purchased by Parent, registered in the name of Parent or as designated in writing by Parent, which Option Shares shall be fully paid and nonassessable and free and clear of all liens, claims, charges and encumbrances of any kind whatsoever.

        (c) If at the time of issuance of any Option Shares pursuant to any exercise of the Option, the Company shall have issued any share purchase rights or similar securities ("Rights") to holders of any class of Company Common Stock, then, subject to the terms and conditions of any plan governing such Rights, each such Option Share shall also represent rights with terms substantially the same as and at least as favorable to Parent as those issued to other holders of Company Common Stock.

        (d) Certificates for Option Shares delivered at any Closing hereunder shall be endorsed with a restrictive legend, which shall read substantially as follows:

        "The shares represented by this certificate are subject to certain provisions of an agreement between the registered holder hereof and Simulation Sciences Inc., a copy of which is on file at the principal office of Simulation Sciences Inc., and to resale restrictions arising under the Securities Act of 1933, as amended, and any applicable state securities laws. A copy of such agreement will be provided to the holder hereof without charge upon receipt by Simulation Sciences Inc. of a written request therefor."

It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend in connection with a transfer or sale if (i) the Company has been furnished with an opinion of counsel, reasonably satisfactory to counsel for the Company, that such transfer or sale will not violate the Securities Act or applicable securities laws of any state or (ii) such transfer or sale shall have been registered and qualified pursuant to the Securities Act and any applicable state securities laws.

        5. Representations and Warranties; Covenants. (a) The Company hereby represents and warrants to Parent that (i) the Company has full corporate right, power and authority to execute and deliver this Agreement and to perform all of its obligations hereunder; (ii) such


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execution, delivery and performance have been duly authorized by the Board of
Directors of the Company, and no other corporate proceedings are necessary therefor; (iii) this Agreement has been duly and validly executed and delivered by the Company; and (iv) the Company has taken all necessary corporate action to authorize and reserve and permit it to issue, and at all times from the date hereof through the date of the exercise in full or the expiration or termination of the Option, shall have reserved for issuance upon exercise of the Option, a number of shares of Company Common Stock equal to 15% of the Company's issued and outstanding Common Stock as of the date hereof (subject to adjustment as provided herein), all of which, upon issuance in accordance with the terms of this Agreement, shall be duly authorized, validly issued, fully paid and nonassessable and shall be delivered free and clear of all claims, liens, encumbrances and security interests and not subject to any preemptive rights of any stockholder of the Company.

        (b) Parent hereby represents and warrants to the Company that (i) Parent has full corporate right, power and authority to execute and deliver this Agreement and to perform all of its obligations hereunder; (ii) such execution, delivery and performance have been duly authorized by all requisite corporate action by Parent, and no other corporate proceedings are necessary therefor;
(iii) this Agreement has been duly and validly executed and delivered by Parent and represents a valid and legally binding obligation of Parent, enforceable against Parent in accordance with its terms; and (iv) any Company Common Stock acquired by Parent upon exercise of the Option will not be transferred or otherwise disposed of except in compliance with the Securities Act.

        (c) the Company hereby covenants that any rights agreement, plan or other instrument which may be adopted or entered into governing any Rights (collectively, the "Rights Agreement") shall provide that neither the ownership or exercise of the Option or any portion thereof nor the purchase or ownership of any of the Option Shares, in and of itself, shall trigger any of the provisions of the Rights Agreement.

        6. Adjustment upon Changes in Capitalization. In the event of any change in Company Common Stock by reason of stock dividends, split-ups, recapitalizations or the like, the type and number of shares subject to the Option and the Purchase Price shall be adjusted appropriately. In the event that the Company enters into a merger with another company in which the shares of Company Common Stock are converted into the right to receive cash, securities or other property, then the Company will make appropriate provision so that the Option will be adjusted so that it becomes an option to acquire the cash, securities or other property that the holder thereof would have received in such merger if it had exercised the Option immediately prior to such merger.

        7. Repurchase. (a) If, during the Option Exercise Period, a notice of exercise has been given but the related Closing has not occurred, at the option of the Company exercised by written notice delivered to Parent not less than two Business Days prior to date scheduled for such Closing during the period from the Notice Date to the Closing Date (the "Repurchase Period"), the Company shall repurchase the Option in its entirety from Parent together with all


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(but not less than all) Option Shares previously purchased by Parent pursuant thereto with respect to which Parent then has Beneficial Ownership, at a price equal to the sum of:

               (i) In the case of Options as to which Option Shares have not been issued, the difference between (A) the "Market/Tender Offer Price" for shares of Company Common Stock (defined as the higher of (x) the highest price per share at which a tender or exchange offer has been made and not withdrawn for shares of Company Common Stock during the Option Exercise Period or (y) the highest closing price per share of Company Common Stock as reported by the NASDAQ National Market for any day within that portion of the Repurchase Period which precedes the date the Company gives notice of the required repurchase under this Section
        7) and (B) the Purchase Price (subject to adjustment as provided in
        Section 6), multiplied by the number of Option Shares with respect to which the Option has not been exercised or has been exercised but the related Closing has not occurred, but only if such Market/Tender Offer Price is greater than such exercise price; and

               (ii) In the case of Option Shares, the greater of the Market/Tender Offer Price and the Purchase Price paid for any Option Shares acquired upon exercise of the Option, multiplied by the number of Option Shares so acquired.

        (b) In the event the Company exercises its rights under this Section 7, the Company shall, within three business days thereafter, pay the required amount to Parent by wire transfer of immediately available funds to an account designated by Parent, and Parent shall surrender to the Company the Option and the certificates evidencing any Option Shares acquired thereunder with respect to which Parent then has Beneficial Ownership

        (c) In determining the Market/Tender Offer Price, the value of any consideration other than cash shall be determined by an independent nationally recognized investment banking firm mutually selected by Parent and the Company.

        8. Limitation on Total Profit. If at any time from the date hereof, Parent or any of Parent's affiliates effects a sale, transfer or other disposition of the Option Shares or any rights or options therein (a "Sale") then Parent shall cause to be paid to the Company (in cash or in the form of the other consideration, if any, received pursuant to the Sale), the amount by which: (i) the Proceeds of such Sale, together with the proceeds of all previous Sales, exceed by more than $14,250,000 (ii) the aggregate Purchase price paid, if any, with respect to the Option Shares subject to such Sale or Sales. For purposes of this Section, the "Proceeds" of a Sale shall mean the aggregate amount of the proceeds (in cash or in kind) paid to Parent or any of its affiliates pursuant to such Sale, including without limitation pursuant to
Section 7 hereof (with any non-cash proceeds being valued at the fair market value thereof). This Option shall not be transferable by Parent, except to a direct or indirect wholly-owned subsidiary of Parent who agrees to be bound by the terms hereof applicable to Parent.

        9. Registration Rights; Listing. (a) At any time after a Closing, the Company shall, if requested by any holder or Beneficial Owner of Option Shares (each a "Holder"), as


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expeditiously as possible file a registration statement on a form for general use under the Securities Act if necessary in order to permit the sale or other disposition of Option Shares in accordance the intended method of sale or other disposition requested by any such Holder. Each such Holder shall provide all information reasonably requested by the Company for inclusion in any registration statement to be filed hereunder. The Company shall use its reasonable efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sales or other dispositions. The registration effected under this Section 9(a) shall be at the Company's expense except for underwriting commissions and the fees and disbursements of such Holders' counsel attributable to the registration of such Option Shares. In no event shall the Company be required to effect more than one registration hereunder. The filing or effectiveness of any registration statement required hereunder may be delayed (and use of a prospectus thereunder may be suspended) for such period of time (not to exceed 90 days) as may reasonably be required to comply with applicable law, facilitate any public distribution by the Company of Company Common Stock, if a special audit of the Company would otherwise be required in connection therewith during which the Company is in possession of material information concerning it, its business affairs or a material transaction in each case the public disclosure of which could have a material adverse effect on the Company or significantly disrupt such material transaction. If requested by any such Holder in connection with such registration, the Company shall become a party to any underwriting agreement relating to the sale of such shares on terms and including obligations and indemnities which are customary for parties similarly situated. Upon receiving any request for registration under this Section 9(a) from any Holder, the Company agrees to send a copy thereof to any other person known to the Company to be entitled to registration rights under this Section 9(a), in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies.

        (b) If Company Common Stock or any other securities to be acquired upon exercise of the Option are then listed on any national securities exchange, the Company, upon the request of Parent, will promptly file an application to list the Option Shares or other securities to be acquired upon exercise of the Option on all such exchanges and will use its best efforts to obtain approval of such listings as soon as practicable.

        10. Survival. The representations, warranties, covenants and agreements of the parties hereto shall survive any Closing.

        11. Severability. Any term, provision, covenant or restriction contained in this Agreement held by a court or other governmental authority of competent jurisdiction to be invalid, void or unenforceable shall be ineffective to the extent of such invalidity, voidness or unenforceability, but neither the remaining terms, provisions, covenants or restrictions contained in this Agreement nor the validity or enforceability thereof in any other jurisdiction shall be affected or impaired thereby. Any term, provision, covenant or restriction contained in this Agreement that is so found to be so broad as to be unenforceable shall be interpreted to be as broad as is enforceable.


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        12. Expenses. Each of the parties hereto shall pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel, except as otherwise provided herein.

        13. Entire Agreement. This Agreement, the Merger Agreement (including the documents and the instruments referred to therein), the Confidentiality Agreement constitute the entire agreement between the parties and supersede all prior agreements and understandings, agreements or representations by or between the parties, written and oral, with respect to the subject matter hereof and thereof.

        14. Successors; No Third Party Beneficiaries. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided herein.

        15. Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered in accordance with Section 9.2 of the Merger Agreement (which is incorporated herein by reference).

        16. Counterparts. This Agreement may be executed in counterparts, and each such counterpart shall be deemed to be an original instrument, but both such counterparts together shall constitute but one agreement.

        17. Further Assurances. In the event of any exercise of the Option by Parent, the Company and Parent shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

        18. Specific Performance. The parties hereto agree that if for any reason Parent or the Company shall have failed to perform its obligations under this Agreement, then either party hereto seeking to enforce this Agreement against such non-performing party shall be entitled to specific performance and injunctive and other equitable relief, and the parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. This provision is without prejudice to any other rights that either party hereto may have against the other party hereto for any failure to perform its obligations under this Agreement.

        19. Governing Law. This Agreement shall be governed by the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof. Each party hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in the State of Delaware, for any Action (and agrees not to commence any Action except in any such court), and further agrees


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that service of process, summons, notice or document by U.S. registered mail to its respective address set forth in Section 9.2 of the Merger Agreement shall be effective service of process for any Action brought against it in any such court. Each party hereby irrevocably and unconditionally waives any objection to the laying of venue of any Action in the courts of the State of Delaware or of the United States of America located in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any Action brought in any such court has been brought in an inconvenient forum.

        20. Section 16(b). Periods of time that otherwise would run pursuant to this Agreement shall also be extended to the extent necessary in order to avoid liability under Section 16(b) of the Exchange Act.

        21. Waiver and Amendment. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.


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        IN WITNESS WHEREOF, each of the parties hereto has executed this Option
Agreement as of the date first written above.

                                    SIEBE PLC


                                    By: /s/    GEORGE W. SARNEY
                                        ----------------------------------------
                                        Name:  George W. Sarney
                                        Title: Director


                                    SIMULATION SCIENCES INC.


                                    By: /s/    ROBERT E. GRICE, JR.
                                        ----------------------------------------
                                        Name:  Robert E. Grice, Jr.
                                        Title: Executive Vice President
                                               Chief Financial Officer